Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

OF

ALBANY MOLECULAR RESEARCH, INC.

Pursuant to Article VI, Section 8 of the Amended and Restated By-Laws (the “Bylaws”) of Albany Molecular Research, Inc., a Delaware corporation, the Bylaws are hereby amended by inserting the following new Article VI Section 9 in its entirety:

“Section 9. Exclusive Jurisdiction of Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall be the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring (i) any derivative action or proceeding on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee, or stockholder (including a beneficial owner of stock) of the Corporation to the Corporation or the Corporation’s stockholders (including beneficial owners of stock), (iii) any action asserting a claim against the corporation or any current or former director, officer, employee, or stockholder (including a beneficial owner of stock) of the Corporation arising pursuant to any provision of General Corporation Act of the State of Delaware or the Certificate or By-Laws, or (iv) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the Corporation governed by the internal affairs doctrine.”